LABWIRE, INC.

6015 N 43rd Ave

Phoenix, AZ 85019

(928) 719-7747

JUNE 26, 2023

VIA EDGAR

Attorney Cara Wirth

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re: Labwire, Inc.

Offering Statement on Form 1-A: Request for Qualification

File No. 024-12230

Dear Ms. Wirth:

Labwire, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 9:00 AM EDT on Thursday, June 26, 2023, or as soon as practicable thereafter. We confirm that the state of Colorado has advised us that it is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Shin Hwang Shin Hwang CEO